Joe F. Martinez Chairman & CEO

949-725-0380

joe@appleisports.com

March 5, 2025

Mr. Robert Klein

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

Re:	February 28, 2025 Comment Letter Apple iSports Group, Inc. (“Company”)

Dear Mr. Klein:

This letter is responsive to the above referenced Comment Letter from the Staff at the Securities and Exchange Commission

The Company proposes to file the following text contained in a Form 8-K/A in response to the Comment Letter.

Explanatory Note

The Company is filing this Amendment No. 1 to Form 8-K in response to a comment letter received from the Staff of the Securities and Exchange Commission. This Amendment No. 1 to Form 8-K supersedes in its entirety the Form 8-K filed on January 7, 2025.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On January 7, 2025, the Company filed a Form 8-K-Item 402 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review (“Original Filing”). The Original Filing related to its Form 10-Q for the quarterly periods ended June 30, 2024 (“Previously Issued Financial Statements”) and the re-pricing of a private placement previously issued at $1.00 per share for a total of 80,000 shares of common stock. The re-pricing dropped the purchase price to $0.25 per share which resulted in the issuance of 320,000 additional shares of common stock. The Original Filing contemplated the increase in the Company’s net loss for the June 30, 2024 period by $80,000.

After further analysis, on February 14, 2025, the Company concluded that the referenced net loss was not warranted. The Company determined that Accounting Standards Codification (ASC) 505-10-25-2 was appropriate which would indicate that only a non-material reclass between common stock and additional paid in capital for the par value of the shares was required, which would not necessitate a restatement of the financials as presented. As a result, the Company will not be restating the Previously Issued Financial Statements.

The Company’s Chief Financial Officer and Company consultants communicated with the Company’s independent accountant regarding this matter.

Please advise if the above is sufficiently responsive to your Comment Letter

If you have any further questions, please contact our attorney, Daniel H. Luciano. He can be reached at 908-3283731.

Sincerely,

/s/ Joe Martinez

Joe Martinez

Chief Executive Officer

100 Spectrum Center Drive, Suite 900

Irvine, CA 92618

 www.appleisports.com